Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

IPO Edge Transcript
7.25.23

John Jannarone:
Good morning and good evening, wherever you are. I’m John Jannarone, Editor in Chief of IPO Edge. We are here today with Jake Dingle, who is the CEO of Carbon Revolution. This company, is going public as most of you know through a SPAC transaction. We’re going to talk more about that and this fascinating business. We’re going to talk about how carbon is so important in wheels and what Jake is doing, especially in light of this major transition we’re seeing to electronic vehicles, EVs.

Before we jump into that, I just want to remind everyone, we really encourage you to ask questions, so please do so most simply through the Zoom portal right in front of you. If you pop those in the last 15 minutes of today’s session, Jake will be very happy to address those. Additionally, if you can’t make the whole thing or you’d like to watch a replay, we’ll publish this later this morning, most easily found on our website, IPO Edge. Also, you can find that on Yahoo Finance or on your Bloomberg terminal. And lastly, I’d like to, if I can, play a video. if not, we’re going to do a little bit later. Jake, let’s just kick it off. This is Jake Dingle, CEO of Carbon Revolution. Jake, thank you for joining us.

Jake Dingle:
Thanks, John. Great to be with you. Good morning.

John Jannarone:
Jake, I think a lot of the folks who are watching know about the company, but I want to hear about you a bit first. What got you interested in this and how did you become the CEO of this business? Just tell us how it all came together.

Jake Dingle:
Well, I have a mechanical engineering background, and I’ve moved around a fair bit in terms of my career. I spent a period of time in the defense industry building complex equipment, including Navy ships and military vehicles. And in fact, ever since an early age, I’ve been involved in building or making things in one form or another. I did an MBA, spent some time in strategy consulting, I worked with Boston Consulting Group and LEK for a while, which was an eye-opener, great way to quickly develop perspectives across a lot of different industries.

I seemed to gravitate back to manufacturing and building things, though. Spent some time in Australia in listed companies, again, manufacturing and the food industry, M&A, been around management, and then ultimately wanted to get back to do more entrepreneurial things. And coming across a clean sheet opportunity is unusual. It doesn’t come around that often, so when I first learned about this technology at the very earliest stage and had the chance to get involved, both as an investor and in a hands-on way, and ultimately as the CEO, seemed to be a very good use of the skills and experience I’ve developed for the couple of decades before that.

John Jannarone:
That’s great. Jake, not all of us have been to Australia, I have, but it is a bit of a surprise that it’s an Australian technology company that is providing this incredible stuff to some of the world’s most famous car makers. Just tell us how that came about.

Jake Dingle:
The original concept emerged from a university project, actually a student project under the Formula SAE program. The establishment of the business followed that fairly quickly once it was identified. There was something really compelling in terms of a commercial application. The university and the collaboration with the founders was really a key part given the competence and the capability of that university. It was compelling as a concept that could be commercialized just because a 50% reduction in the mass of wheels, which are part of the rotating unsprung mass of a vehicle. The most important mass on a vehicle is rotating unsprung mass. It’s a very compelling concept, so if you take that much weight out of a vehicle, you transform its efficiency, which can be used either for its performance or how economic it is. Saving 100 pounds of weight from wheels or from four wheels collectively has a far better effect than saving it from the same amount of weight from an interior or part of the chassis.

Those of us that founded the business were interested not just in the composite side of it, but also in automotive engineering and in creating a business out of something compelling. It certainly seemed to be the basis for something big, something that could be disruptive. Initially though, the business really got started on with four guys in a shed in a backyard in the city of Geelong, which is right down the bottom, southwestern end of Australia. So, it was really a classic typical startup story, but it was the disruptive potential of it and the high growth vision that we shared as founders. Right from the outset, that’s certainly what got me excited coming out of bigger industries. And so, I guess it was the capability and the technology that existed in that part of the world and the vision for making it a disruptive technology.

And I think one of the things that did characterize the early stages was how we approached business development and developing the technology from the outset. We traveled with early prototypes into North America and Europe, and demonstrated what we thought we could achieve with the major global OEMs. Once we’d found the right people to speak to, it was quite easy to get their attention because they’d been aware of people trying to do this before, had never come across anyone that had successfully done it, very intrigued to see if we’d actually managed to do it. And so, we aimed for OEMs that were global. Obviously, none of them were building cars or not any significant volume in Australia at that stage, so it was Europe and North America and to some degree Asia, to get in front of OEMs, talk to them about what they might be concerned about with the technology.

And actually, it was almost collaborative as we understood what would concern them the most, which is often things to do with safety at the safety-critical [inaudible] technology. We used their concerns and their questions to direct how we prioritized solving those issues and presenting versions of the technology that they could really get comfortable with. And then, obviously, safety was a key one. So, our early adoption was always going to be on high-end applications. It’s an obvious and critical starting point. We started with OEM customers that had that kind of portfolio but with a big base as well that we knew that we could grow into.

John Jannarone:
Great. Now, Jake, sorry, of course, I love seeing your wheels on a Ferrari, but Ferrari is not the biggest company in the world. What’s, I think, especially exciting is something that we talk about a lot here is this shift to EVs. And I think even in the last few months, that’s become more important to you guys. Can you tell us about how that’s come about and why those wheels make sense for EVs?

Jake Dingle:
Yeah, absolutely. It’s worth remembering. This is fundamentally an efficiency technology. It delivers an efficiency step change so that efficiency can be used to drive a step-up in performance or a step-down in energy consumption, depending on what you want to do with it and what the application is. And that’s really the key to why it’s very compelling on a Ferrari or a Mustang or a Corvette, which are the early applications that you’ve seen, and where most of our first 70,000 wheels have gone. But if you look at what’s happening in the automotive industry globally and the shift to EVs, vehicles are getting heavier because of the weight of batteries, and wheels are a big and heavy component on any vehicle. And as I said before, they are some of the most important mass on the vehicle as well, which carries a premium. So if we can halve the massive wheel, and in some cases, we’ve been able to deliver between 100 and 150 pounds of weight savings, that’s an astronomical amount of weight put on the table for vehicle engineering teams.

It can deliver up to between a 5% and a 10% range extension benefit, so that’s where you see sort of the initial rationale for it being so important in the EV space, significant weight saving as vehicles are getting heavier and as range anxiety is really driving a competitive dynamic within the OEMs as they electrify their fleets. There’s a number of things that it delivers in the EV space: so it’s a solution for range, it’s a solution for enabling OEMs to stay within their CAFE requirements or achieve CAFE compliance, which is really weight and fuel economy and range driven. And the fact that there are weight classes through all of the OEMs’ vehicle portfolios and they have to try to meet those weight classes means that anything that you can do to provide a significant weight save, and particularly one that actually comes with some value and some utility to the end consumer, means that they can more effectively meet those weight targets. They can actually add other things to the vehicle that add value as well. So, regulatory drivers, wheels are getting bigger, as well, typically over the last three decades, you’ve see seen wheels get bigger and bigger, particularly for the big SUV and pickup truck platforms. Wheels are 22, 23 up to 24 inches and continuing to grow.

In aluminum, trying to do wheels that size is really difficult, they’re getting so heavy and they’re starting to challenge the structure of the vehicle itself. Suspension and connecting systems are starting to need to be beefed up, which adds more weight. But to be able to take that size of wheel, do it in carbon fiber, whereas it gets bigger, the structure is more efficient in carbon fiber, that really delivers a value both structurally and from the design studio’s point of view. It gives them the ability to get to the aesthetic that they’re really after for those larger vehicles and follow that theme. So, it’s a big lever to pull in terms of weight saving, particularly as wheels are getting bigger and bigger. And aluminum appears to be reaching some sort of a limit in terms of size and its ability to be produced in that size and to be applied to vehicles as well. So, they’re the key reasons that the range, the structural impacts on the vehicle, and the regulatory drivers through the CAFE regulations.

John Jannarone:
Perfect. Jarrett Banks has joined us here. Jarrett, welcome the program. Jarrett, I think you were going to talk to Jake about the global wheel market, but why don’t you jump in here and say hi to Jake?

Jarrett Banks:
Thanks, John. And hi, Jake.

Jake Dingle:
Good morning, Jarrett.

Jarrett Banks:
Love to know more about the global wheel market here and exactly how big is this opportunity for Carbon Revolution?

Jake Dingle:
Well, we see it as an enormous opportunity even at our early stage that we are today. The addressable market is huge. So the total wheel market annually is around $38 billion, or that’s what it was in 2020. That $ 38 billion is expected to grow to about $60 billion by 2028, and that’s just over 400 million wheels. So just the premium and performance segment of that, which is about 10%, is over 40 million wheels and much more than 10% of the value of the market because they’re at the premium end. So, that’s really the immediately addressable market for us that we’re already selling into. If you relate that the aluminum wheel market, which dropped in the industry in the seventies, we can expect to see something similar, we believe. So, virtually all passenger vehicles produced in the US now come with aluminum wheels, but once, they were at a similar penetration level to where we are today. So, it’s a very large market.

We won’t be racing quickly to the bottom or to the mainstream end because apart from anything else, frankly, capacity won’t allow that to happen. And there’s quite a lot of different segments that we can address, handle, or provide solutions for OEMs trying to take weight out of, particularly the premium end of these weight classes and vehicle segments in those weight classes where they can generate real value from that weight save, from having a technology like this that both adds to attributes, but also enables them to add more value to the vehicle and provide more to the end consumer.

But we have a number of steps. We’re on a fairly typical automotive adoption curve, whether it’s like aluminum wheels or fuel injectors, airbags, disc brakes, power steering, those sorts of things, they tend to starve at the higher end in performance or premium, and then they gradually trickle down to achieve widespread adoption, and then full penetration into a given market. So, the market is enormous. It’s about 100 million vehicles per year or close to that, so well over 400 million wheels a year. We are really addressing about 10% of that today. But as we expand our manufacturing, put in manufacturing in lower-cost regions closer to our customers, and gain scale, our costs will come down and we will be able to address a bigger and bigger chunk of that market over the coming years. And that is our strategy and always has been the vision for the technology.

Jarrett Banks:
All right, great. I believe we have a video we’d like to play right now. If I could just share my screen. Let’s see, there we go.

Jake Dingle:
As the world shifts to electric vehicles, the automotive industry’s becoming intensely focused on weight. Carbon fiber wheels are up to 50% lighter than conventional aluminum wheels, and this weight comes out in a very important part of the vehicle, the rotating unsprung mass. This allows a dramatic improvement in range and the performance of the vehicle. Carbon Revolution was founded over a decade ago now by a group of engineers. The intention was always to disrupt the global automotive industry. With this significant step change in lightweight wheel technology, we never set out to be a niche player. It’s responsive, and it’s so fast. It’s brutally fast.

Jake Dingle:
Today, we are still the only company in the world to be able to produce OEM Carbon fiber wheels at scale. We’ve protected that advantage over ten years of experience in developing proprietary technology and have over 90 patents at granted or pending stage.

Speaker 1:
We’ve sold over 65,000 wheels and won OEM supply contracts with Ford, General Motors, Ferrari, Jaguar Land Rover, and Renault, and we’re only just getting started. Our customers can’t get enough of our wheels. Our revenue pipeline is stronger than ever. We have hundreds of millions of dollars of projected revenue from current contracts, and almost half of this accelerating demand is for electric vehicle programs.

Speaker 4:
To meet this demand, we’re scaling up. Our first Mega-line kicks off a step change in our production capacity and efficiency. Utilizing state-of-the-art robotics and advanced distributed control systems, Mega-line integrates key proprietary manufacturing processes that we’ve refined and grown over the last decade. With process design founded in Industry 4.0 tech, Mega-line means more production capacity, improved efficiency, and ultimately better margins. Make no mistake, the Mega-line is the beating heart of the plant.

Speaker 5:
We’ll need to keep scaling up in the coming years, and the growing and increasing demand from our customers means that we’ll need access to more capital to expand further. That’s why we’re listing in the US, so we can expand faster and supply carbon fiber wheels at much higher volumes. Carbon revolution’s lightweight technology is disrupting the automotive wheel market and enhancing new mobility. The revolution’s underway.

Jarrett Banks:
Okay. That was an incredible video, Jake. I wonder, it’s such a big market opportunity. Are there other companies out there doing what you’re doing and how do you compare yourselves with them?

Jake Dingle:
Well, others have tried over the years and are still trying. Competitors are largely still at very early stages and low volumes and sort of prototyping stages. So we’re the only company that’s achieved scale, which is, I guess, testament to our approach and the focus on the OEM space and the way that we focused on being able to scale to meet that volume. So we certainly expect more to try. This becomes a more and more sought-after technology as the demand accelerates, and that’s what we are seeing. It’s really why we’re undertaking the listing to be able to underpin that growth. But it’s a huge market. We’ve got a sustainable lead, sustainable competitive advantage due to our IP advantages, our scale, the learning curve that we’ve developed in more than a decade, and the processes that we’ve been through over the last few years with our customers. We’ve developed very strong relationships with customers and a reputation as a tier-one supplier.

So they’re all key points to the strategy. In fact, GM just recently awarded us their supplier excellence award, which points to how they see us. We’re not just a supplier of an exciting technology, but we’re actually acknowledged now as a high-quality and responsive supplier in terms of how we work with our customers. And that’s all part of creating a moat from an IP perspective and a competitive advantage that we can defend. It’s not just about having the best technology, it’s also about how you work with your customers. But we’ve certainly got an edge, very strong leadership position at least five years, probably more than that over the next sort of competitor. So we plan to keep moving fast and growing to protect that leadership position.

Jarrett Banks:
All right, great. You just talked about some recent partnerships. Tell us about some go-to-market strategies and how you plan on expanding your sales channels.

Jake Dingle:
Well, we’ve had a great deal of exposure over the years to the major global OEMs. Our primary focus really is on North American and European markets. That’s where we are focused at the moment. We can only talk about customers and programs that we are supplying once they’ve announced it publicly themselves, just due to confidentiality. But you’ve seen that we have 5 OEMs that we’ve announced programs with. Sixteen programs to date, and we continue to build that pipeline for programs that we’ve awarded this year. So they’ve been awarded this year so far include two major EV programs as part of that mix. We’ve also seen the launch of the Range Rover Sport SV this year. That’s the first of our, I guess, non-performance of not of track-oriented vehicles. It’s a premium SUV and a very exciting new launch of a vehicle in a new application and the first of what we believe will be a very big part of our portfolio going forward.

In terms of go-to-market strategy, we supply exclusively to OEMs. That’s how the business is set up. We aren’t focused on the aftermarket at this stage. The requirements for OEMs supply are very different and more stringent and typically much higher volumes than you would see for aftermarket applications, technically more stringent. And our customer relationships, they’re intimate from the point of view of being close technically to ensure that their requirements and the way they apply and optimize our technology is done in partnership with us, given the expertise that we can bring to bear with that and to make sure they get the best possible value out of it.

We’ve got a very extensive engineering capability that’s part of our business model. Clearly this is a highly technical and sophisticated product, and so we need a broad range of engineering capability. They get involved early with customers, hence that sort of intimate relationship. Both the engineering and program team make sure the product’s developed and ready in time for the vehicle's start of production. And so the business has, I guess a good leverage to volume. That’s why our things like our profitability milestones come on fairly quickly as our volumes increase. We’ve seen a huge increase in our backlog in the last few months. It’s now around 680 million. Backlog is the aggregate of the awarded programs that we have and the forecast volume that come out of those. So that’s doubled in the last few months to about $680 million. I think the key things in terms of how we go to market is selecting partners or customers that we can have a strong strategic partnership with, that tends to lead the industry and others follow.

We have repeat business in virtually all cases, and that’s very important in multiple programs with multiple customers. And that trend continues, and it’s a key element of the strategy because once you have your first program established, the follow-on programs are much more straightforward given how much upfront validation has to be done to bring a new technology, safety-critical technology into an OEM for the first time.

Jarrett Banks:
Right. Now, you mentioned you’re working towards higher volume programs. Can you elaborate on how you positioned Carbon Revolution to achieve this and what you’re going to do to expand this further?

Jake Dingle:
Absolutely. Yeah. So our focus from the outset has been to develop, so currently develop the product and processes together to develop stable and repeatable manufacturing processes that can be scaled, automated, and industrialized. So we’ve already automated a significant portion of our factory. This factory in Australia really is what we call our pilot facility. So our first Mega-line is being built in Australia and is in production now. It’s been producing since the beginning of this year, and that is ramping up. The Australian plant, when it’s full, will potentially produce up to 100,000 wheels per year with this first mega line, it’s well on the way to being filled.

So we’ve already actually been awarded the majority of the volumes that fill that facility, and they’ll come into production over the next two to three years. And that obviously gives us great forward revenue visibility for the programs that we have awarded. And even despite the delays that we’ve seen caused by Covid, those are now coming through.

Beyond that, having completed the work on the pilot line, we are planning a larger facility will be in North America or a North American location, reducing costs from the manufacturing side, from a supply chain perspective, getting closer to customers, shortening working capital cycles and facilitating much higher volumes. And so that really is the broad strategy: perfect what we’ve got in Australia, we are looking to partner with industrialization partners to de- risk the expansion of that and to make sure that we can put capacity in place fast enough for customers. They’re all now asking, and this is one of the reasons that we set out to raise capital and to reset our listing, is because our customers are now asking us when the next tranche of capacity is going to be available. And they’re expecting to see that come on stream closer to where they’re manufacturing vehicles.

Jarrett Banks:
And just to follow up on that, expanding offshore requires a lot of capital investment. Is that why you’ve chosen to go with the NASDAQ and why did you choose a SPAC route over options?

Jake Dingle:
Yeah. Manufacturing and physical technologies, in general, are capital-intensive. We need capital to allow us to keep growing the market. As we said before, it’s an enormous market. We’ve really barely scratched the surface in terms of demand, even at our current economics. There's a lot of growth opportunity there. And so that accelerating demand, really the decision was made early last year as we saw this coming, that we needed to transition and look to establish a source of capital that would come from North America for the US. It became fairly evident that we were going to need to do that early last year, and get the supply chain and the manufacturing footprint set up. We need to obviously to be able to build facilities and set up that capability. We need a balance sheet that can support it and hence the search for the right forms of capital.

We went into this knowing that it was coming from North America, the demand, principally where the shift to electric vehicles and the larger electric vehicle market was going to accelerate the demand. So that was the OEM base that we had to demonstrate this capability to. It led us through a detailed process to raise capital that led ultimately, we didn’t set out saying we wanted to do this via a SPAC. We set out looking at all the different options and particularly focused on the North American market, that led us to Twin Ridge as a potential partner. And then, I think, as we got to know each other and realized that there was a very good fit. Twin Ridge are a very credible party, understand the industry well, great reach at the capital markets and an ability to help us with sourcing this capital. So that was part of the process.

We arrived at that as the preferred option. It takes longer to do a SPAC deal than a standard IPO. It gives you more time to inform and to bring the market up to speed with what you’re doing. For us to just try to list the company in North America without the sort of partnership we’ve established with Twin Ridge, it would’ve been much more challenging. So they really do, they bring important capabilities and networks, capital market access, and really help to make sure this is an enormous success, and they share our vision for it to be a huge success as well. So it’s a way of becoming listed and having access to those deep pools of capital to support the growth that we’ve got ahead of us.

Jarrett Banks:
Right. Now, let’s turn to intellectual property. You recently announced the company secured a $60 million debt facility back for your IP. What does that do for the business, and how did the SPAC deal help get that raise done?

Jake Dingle:
Yeah, the debt facility is a very good example of a different method of accessing capital. Something that’s just not available in the Australian financial or capital market. So that’s a great example of the things that are opening up to us as we move towards completing the merger and being listed in the US. The assets that back the loan are all the intellectual property and the hard assets that’s been developed over more than a decade, which I’ve talked about earlier. It’s a great example of what being listed in North America opened up to us, and it’s really the first tranche of capital to support our balance sheet. We are working on other elements. There’s obviously the SPAC itself, but we have an active process going on to ensure that we have the securest balance sheet we can as we move into the North American market. And we’re just seeing a lot more innovative, broader opportunities for sourcing that right kind of capital so that we can get on and build the business and deliver what our customers are demanding.

Jarrett Banks:
All right, great. Now, we’ve just passed the halfway point this year. How is Carbon Revolution doing so far? Any bottlenecks, issues that you want to bring up, or any good news you want to bring up?

Jake Dingle:
There’s been plenty happening in 2023. It’s been an exciting year for us so far. Our forecast revenues to grow from, it’s over 28 million in calendar ‘22 up to roughly 90 million in calendar ‘24. So we’re in the middle of a compound annual growth rate in revenue of 78%. That’s obviously significant. It’s all coming from the programs, as I talked about earlier, that are awarded program, so there’s no blue sky in it. This will drive increasingly positive contribution margins, which is a key aspect of how we measure our path to profitability up to around 35% in calendar ‘24, and we expect to be EBITDA positive during calendar ‘24 as well.

From operation perspective, leading into this year, the last three years have been really challenging with the pandemic and supply chain disruptions. We are really turning the corner now though across all fronts. We’ve managed through Covid induced delays in our customer programs. A large number of programs have been delayed, and I think everyone’s aware of what Covid and the pandemic has done to the automotive industry, systemic conductor shortages, and just the stress in global supply chains generally. But we’ve hit the ground running really well in ‘23. The Mega-line commissioning has gone well. We’ve ramped up production for the has gone well. We’ve ramped up production for the Corvette Z06 wheel and started production of the Range Rover Sport SV wheel, and the Ford Mustang Dark Horse wheel as well. So three programs really ramping up in production. Wheels are featured quite prominently in public unveilings of the Corvette E-Ray. Mustang Dark Horse has been launched, and as I mentioned earlier, the Range Rover Sport SV. So the awareness and respect of our brand globally is improving. In the factory, the Mega-line is now demonstrating the cost reductions that we invested in it and invented it essentially to be able to deliver. So we’re now starting to see really positive signs of where the efficiency of our manufacturing operation can get to, and we’re going to need that scale because that’s going to be the core of how we ramp it up into the future.

From a quality perspective, which is particularly important to delivering good quality, as I mentioned earlier, we were very delighted to get awarded the General Motors Supplier Quality Excellence Award. So that’s been a big highlight for 2023, recognition of our ability to provide quality at volume. So a great accolade for us. And as I said, it demonstrates that we’re not just supplying an exciting technology, we are doing it in a way that OEMs appreciate.

I guess the final point really on where we are as an industry, the global automotive industry is still dealing with post-COVID supply chain headaches. To some degree, vehicle build schedules continue to be more volatile than what we saw pre-pandemic just due to residual supply chain impacts and shortages. So there’s no shortage of orders for the vehicles that our wheels go on. In fact, typically they seem to have very long order books and backlogs. But those vehicles can’t be built if all the components can’t be secured from other suppliers. So we’re obviously watching that carefully and working really closely with customers. Through that, it’ll get easier to manage as that stress reduces progressively in supply chains, and frankly as we have more and more programs in production with less exposure to any one particular program.

Jarrett Banks:
That’s great news indeed. Now, before I pass the baton back to my colleague John Jannarone to take some audience questions, I wonder if you could just talk briefly, Jake, about the safety of carbon fiber wheels.

Jake Dingle:
Oh, that’s a great question. Firstly, safety is always the number one and most serious consideration for any global OEM, particularly for a safety-critical technology like wheels. So as you can imagine, the validation requirements for a component like a wheel are incredibly stringent. Our wheels have never gotten nor would we ever expect any sort of special consideration or exemptions from this. We need to exceed all of the safety and durability requirements that metal wheels have to deal with as they’re set out by the OEMs. And they’re typically much tougher than any aftermarket standards too by the way. In fact, given the early adoption stage of our technology, and particularly as we take on onboard new customers, we’ve been put through some much more extreme tests both in labs and on vehicles than the standards actually require or that the OEMs require just to see how wheels perform and how to learn about this new technology.

So the really positive news from those tests and the way it’s been brought to market is not only are our wheels considered to be very robust and damage-tolerant, but they also demonstrate some benefit relative to metal wheels. The fibrous nature of the carbon fiber composite means that their thick sections hold together if they’re in extreme one-off impact events. Metals in metal wheels could be expected to crack and come apart. Our wheels can hold together. It’s a bit like trying to break a stick of celery versus breaking a carrot. The fibrous element hold it together, and that’s considered to be a beneficial thing. So it’s, again, no wonder that the cells, the drivers sitting in Formula 1 cars, are made from carbon fiber. It’s the same material, they’re using it for the same reason. It’s a safe material if it’s designed well and the components are built properly for that sort of application.

Jarrett Banks:
Great. John, take it away.

John Jannarone:
All right, thanks, Jarrett. Jake, we’ve got an audience question here, and this is something I believe I asked you when we spoke last week. As a Ferrari fan, I’m very excited to see these wheels on exotic cars, but just help us understand how it works for a ultra-luxury vehicle, but it also can make sense for an EV, which might not cost 200,000 or $300,000, that whole EV might cost 50,000, 60,000, $70,000, but it still makes sense. Can you just help us understand how that works?

Jake Dingle:
Yeah, absolutely. There are a number of attribute benefits that all come within a carbon fiber wheel. So clearly, the simplest one to understand is that they add efficiency, so they add range. And from an OEM’s point of view, there a bolt-on technology. There’s no investment required in the manufacturing plant to apply them. So whilst they are at a cost premium, they actually are easy to apply in a very efficient way to add range and take weight out of the vehicle.

As I mentioned before, weight savings impact to OEMs trying to meet CAFE regulations and stay within vehicle weight classes. And in fact, there’s an interesting thing that happens, and this is why the premium end of the EV market is the next obvious segment for us to address as we work our way through the price volume curve. It’s because, at the premium end of any weight class, the OEMs tend to max out on what they can offer as extra utility, extra components and things that the consumer would want to have on a vehicle. So if you can offer a premium technology that has attributes like range or style or NVH benefits and aerodynamics, if you can do that and save weight, you can also add other things. And that overall from a business standpoint helps the OEMs to offer their consumers more within a vehicle without exceeding weight class limits.

There’s a number of weight classes, the most extreme top end. Some of the EVs are struggling to actually stay within the light-duty passenger limit. So offering 150 pounds potentially for a vehicle of that size and weight brings it back into actually having an impact on CAFE and enabling some of the lesser-performing vehicles from an economy standpoint to continue to be sold. So it applies to EVs from a range, from an overall weight, a structural point of view as well. As I mentioned earlier, it relieves some of the structural challenges and it enables and facilitates large wheels that everybody within the OEM studios wants because end consumers like them and want them. And it’s an enabler where aluminum really seems to be maxing out now.

John Jannarone:
Great. And I want to talk about a specific OEM that you and I discussed again last week, Range Rover. So tell us what’s going on there. And I think this ties into this increasing diameter in the wheel size, right?

Jake Dingle:
Yeah, so the first SUV application of our wheels to be launched was the Range Rover Sport. They were looking for a world-first cutting-edge innovation, what they call sort of boundary-pushing technologies, to make the best performance SUV to have been released on the market. We saved about 9 kilos per corner, total of 36 kilograms or a 41% weight saving versus the aluminum wheels. So it provided them with performance, increased agility, better fuel economy, and an aesthetic that really fitted with what their end consumers wanted. So they were looking for new and innovative technologies to improve that vehicle further. They’ve obviously got a very strong leadership position in that segment and bring them to that market.

We work very closely with the team for quite a number of years, actually. So because these vehicles are so much bigger and heavier and they’re a different application to what you’ve seen in the market up to this point, you can imagine they’ve been the culmination of quite some years of developing the technology using all of our same principles but applying it to a much heavier vehicle that requires a much more robust version of the technology. And off-road is a great application for this technology. It is so strong and still at such a light weight. I think this new vehicle that’s come out, the Range Rover SUV is a great demonstration of how the technology applies to that much bigger platform. And you’ll see more of that coming to market in the coming months and years.

John Jannarone:
Great. I’ve got a capital markets question for you, Jake. Jared and I both actually worked in Singapore together. I’ve spent time in Australia myself. You’re listed in Australia, but why is it... And you’re not the first, I’ve seen this happen a number of times now. Why is it that a high-growth tech company is perhaps better off listing on NASDAQ than staying at home in Australia?

Jake Dingle:
Well, I can only really speak for us, but the US, it just makes sense for us. The market is far more familiar with advanced physical technology companies. It’s a deep and a liquid market for these sorts of technology ventures. We actually have quite a nexus to North America already. We have a growing sales and customer engineering team based there. A huge amount of our demand is coming from there. And yeah, the adoption is being dominated by that geography.

We expect to have a manufacturing footprint in North America close to our customers and develop a supply chain around that, that’s underway. And whilst our IP has really been developed out of Australia and the manufacturing facility that we’ve got today, which we intend to continue operating has been a great way to develop that technology, we’ve actually always talked about having manufacturing in North America and other parts of the world. This move from a capital market’s perspective is just really to, I guess, fish where the fish are. There’s a sophisticated market for these sort of ventures. It’s well-understood what we’re trying to do and there seems to be strong support for this and a strong understanding of what it can do for the automotive industry in general. So there’s a whole logic to doing it, and we’re servicing a global market and we’ll be a US-listed global company.

John Jannarone:
Great. Jake, I had a question come in over email. I think someone might be looking for a job with you guys. Are you having a hard time finding talent? And do you expect to hire more in Australia or will be predominantly in the United States?

Jake Dingle:
It depends on what the role is. We have a team of application engineers that work very closely with our customers that’s both in North America and Europe. And we have a sales force in those geographies as well. We’ll develop our technical center in North America. And obviously, as we grow manufacturing offshore as well, there’ll be much more operational roles. So development of the technology are all important. Intellectual property portfolio will continue in Australia. But really, it depends on what sort of skills and capabilities we need at the time. And it’s never been difficult to attract people to come and be part of this team because what we’re doing is very exciting.

John Jannarone:
Right. Now, Jake, I think we touched on this earlier. Your backlog has increased dramatically in the last several months. Can we just dig into that a little bit? I mean, one thing that surprised me was that a lot of that is driven by EVs. Now, of course, there are ICE vehicles that will continue to require your wheels, but can you just dig into that a little bit more detail for us?

Jake Dingle:
Absolutely. So almost half of that backlog is EVs now. And we expect that to continue so that it’s dominated by EV platforms. It’s both the number of programs that are EVs and the size of them, frankly. They’re getting larger and larger, which is exactly what we’ve intended to happen. So we are moving through this adoption curve from that niche end to more and more volume programs still at the premium end. But there’s some enormous platforms, particularly in this SUV and pickup market, where the real revenue drivers and the real focus of the OEMs is in those segments. And that’s what we’re starting to get into now as you’ve seen with the Range Rover, but there are others in North America.

And so we expect that to dominate. We will continue to do the smaller programs and the premium and performance programs. But the OEMs are gradually going to be phasing out ICE vehicles and more and more of their volumes will be EVs. So it’s just a natural progression. And obviously, this is a great fit for their EVs, and it helps them solve problems that they’re facing as they bring those to market, which are typically dominated by the weight that they’re finding they have to be to get range and to have the batteries that will deliver that sort of range.

John Jannarone:
No, Jake, we have, in fact, on this on our program, interviewed many, many companies in this EV space. Are you able to work with virtually any OEM, particularly in the EV world? I mean, you’ve got Lucid, Tesla, and then, of course, the legacy automakers, of course, are virtually all doing EVs. Are you a fit for any of them? How does that work out?

Jake Dingle:
Yeah, every EV, obviously they all, have four wheels, they all are battling for range. The range on a vehicle is significantly less, even at the better end of the spectrum, significantly less than what it’s replacing in terms of ICE. So yeah, it’s a bolt-on technology. As we grow, as the supply increases, we expect to increase the number of customers we increases, we expect to increase the number of customers we’re working with. And as I said, we have a strategy of working closely with customers that we can have strong strategic partnerships with, but we are adding to that all the time. So absolutely it’s a technology that will be disrupted. It’s already disrupted the industry, but it will continue to disrupt on a bigger and bigger volume, hence the move and the capitalization of the company. But it’s certainly applicable for any EVs.

John Jannarone:
Jake, we’ve discussed when you and I spoke last week about how this is quite complex, how the weight in the wheel has a huge impact on the performance of the car, so that can even mean it’s going to turn better and so on. Can you talk a little bit about how that works?

Jake Dingle:
Sure. And that’s very evident when this technology’s been used to improve performance. You see it on a track. I think the Corvette talked about one, the Corvette team achieved a one and a half second a lap benefit just from changing the wheels out on about a two-minute lap. And the weight of the wheels and their responsiveness and their stiffness means that they get much better grip as well as faster acceleration, better braking, and just overall better steering capability. Now, you do feel that on the road as well, but obviously, you’re not going at the speeds on the road that you are on the track, hopefully.

So some of the benefits in a performance setting are really amplified by the speed, but it is still efficiency. You’re still talking about what the efficiency of weight saving does. It’s just that wheels are dynamic. They rotate, the front wheels turn, so there’s gyroscopic forces as well that are amplified by turning the front wheels. And all of that can be felt very strongly on a track when you’re doing laps and trying to improve lap times. And we’ve seen it time and time again. The Ferrari a couple of weeks ago, the 296 GTB, I think it was, broke a Nürburgring record and went under seven minutes with our wheels as well. So there’s some exciting and very clear demonstrations of the performance benefits of this technology. Again, it’s an efficiency technology, offers a step change in performance or a step down in the energy required to do the same thing.

John Jannarone:
Now, Jake, this relates to the earlier question; I think that someone asked, I can understand quite easily how this works with a Ferrari or an elite car like that, but if you’re talking about a less expensive car, is it an economic decision the OEM makes, “This will make the vehicle better,” even though these might be more expensive than a traditional aluminum wheel?

Jake Dingle:
Well, at the stage of the adoption curve that we’re at the moment, the OEM decision is based around what this unlocks for them in terms of delivering attribute benefits to their end customer, the consumer, what else it facilitates them doing with the vehicle, staying within a weight class, being able to add more things that add potentially more value to the customer and to the consumer, and generate more revenue for the OEM. So it’s really a value equation. We talk about value parity, so aluminum wheels have sustained a very significant premium to steel wheels for years, but they’ve still taken a huge amount of the market off them, and that’s because their value is very high relative to steel wheels. We’re quite analogous to that. At a premium price, we are still being adopted very rapidly because of the value that we’re able to deliver. And it’s all of those things we talk about, solving regulatory issues, improving range, solving structural issues, and facilitating OEMs to be able to apply and integrate other things into the vehicle that add value and create a better business case for them.

And over time, our costs will continue to come down as any new technology that’s scaling up the costs come down because of automation, reducing labor costs, reducing labor rates by producing in different regions, and reducing supply chain costs and raw material costs through scale. So all of these dynamics come to play and will help us to move down a price volume curve over time. But as I said, we don’t need to race to the bottom because of just how enormous the market segments that we’re already participating in are. We’ve successfully put around 70,000 wheels on the road and are growing rapidly. And as you said, the backlog is increasing rapidly, but our immediately addressable market is around 40 million wheels.

John Jannarone:
All right, that’s great. Folks, I just want to remind everyone who’s listening and watching here pop in any questions, we only have eight minutes to go. We’ve got a few more questions in here. Jake, let’s get into some of the financial details. We’ve interviewed many, many, many companies going public on our program here, and something that investors really want to know about is how your path to profitability works. Can you explain that for us? And I believe for everyone who’s watching, this is detailed pretty well in their investor presentation, which is pretty easy to find. But let’s hear from the man himself. So Jake, explain how that works.

Jake Dingle:
Absolutely. Volume is really a big driver of profitability for us. So the decision to exclusively work with OEMs meant establishing effectively a business structure that was able to be an interface with OEMs, and that means that there is a level of fixed cost that’s required to be established to do that just in order to be able to play in that market. But what that means is that the fixed cost stays relatively fixed, and as we grow our volumes, there’s a rapid path to profitability when you combine all of the automation and efficiency that we’re driving at the moment and making very good progress on. So labor productivity, raw material, cost reductions, the things that we’ve implemented as the mega lines come in, and the automated advanced manufacturing environment, we see a very rapid path to profitability. We expect to be EBITDA positive through next calendar year, likely to be the second half of next calendar year. We know very clearly what our volume run rate needs to be to get to EBITDA positive, and that’s within our sights.

And then there’s a lot more volume that can be generated from even just from the Australian business beyond that. We would expect to probably double beyond that EBITDA positive point out of Australia from this cost base. And as I said, we’ve got most of the programs locked in and awarded to be able to generate what we think will be those forecast volumes. So it’s highly leveraged over the fixed costs that we have in the business. We are now seeing the performance of the plant come through very well. The volatility in ordering that I mentioned earlier is obviously a factor, but that’s just a timing thing. I think the OEMs have been very clear with us, our customers are very clear they want to build as many cars as they can with these wheels on as quickly as they can because it’s a very good business model for them as well. So yeah, we obviously can’t control how quickly they can build vehicles if there are other supply chain challenges, but certainly, on the basis of the forecasting that we have and our work with our customers, we see that coming through next year, and that’s an exciting phase to get to.

John Jannarone:
Jake, we’ve got a question here. Someone is asking, how do I benchmark you? It’s not as if there are several other elite wheel makers that are publicly listed, and you’re not going to necessarily compare yourself to Ford or Tesla. When you’re talking to investors, what sort of other companies do you look similar to?

Jake Dingle:
I don’t have a list of them to share now. That’s probably something we can come around and provide some thoughts about afterward. I think business at our stage, you would typically look at valuation based on revenue multiples as a realistic way to benchmark. Obviously, driving to EBITDA positive in the next year or so is definitely going to change the way that can be looked at. But yeah, it’s I guess physical technology companies, anything given the depth of the market in the US businesses that are exposed to the EV market, battery, we are in a way doing the same thing that battery technology companies are doing, trying to improve the efficiency and range and overall utility of electric vehicles as the whole world transitions over to electric vehicles and alternative propulsion to ICE. I think they’re the kind of comparables. We see a huge growth trajectory, obviously, and that’s why we’re going down the path we’re going down at the moment.

John Jannarone:
I see Mohamed has raised his hand. Mohamed, if you’ve got a question, you can jump in and ask us. But in the meantime, another one just popped in here. How does this business normally work? If you look at the major OEMs, do they generally outsource their wheels, or are they made in-house? Are you changing the way things are done in that regard?

Jake Dingle:
No. The OEMs do not produce their own wheels. The aluminum wheel industry is a very well-established and a large industry globally. North America, Asia, and Europe has quite a number of major players. It’s really quite a big industry and fragmented with a lot of different players. But OEMs purchase it as what they call a commodity and essentially just work with the supplier that fits their demands the best. The majority of North American vehicle manufacturers and European vehicle manufacturers for passenger vehicles are using aluminum wheels rather than steel wheels. And so that’s really the market that we are most comparable to.

John Jannarone:
Great. Jake, there’s a question about the backlog, and someone is asking how do these contracts normally work? Do you make a deal for five years of wheels or a certain number of wheels? Just how should we model that out if we’re trying to understand how the business works?

Jake Dingle:
Yeah, it’s a well-trodden path in the auto industry. So our arrangements are very typical. There is a timeframe for the project or for the particular program, usually between five and seven years, sometimes a little longer, sometimes a little shorter, but that’s how long they go for. We are provided with capacity requirements for that period of time, and then we establish, it usually takes up to two years from award to having a program start production, and then the typical production period is five to seven years. The auto industry does not work with take or pay contracts. It doesn’t matter who the tier-one supplier is, whether it’s us or someone much larger, but the industry doesn’t work with take or pay. But our benefit is really that we are a unique supplier of this technology and we are on some fairly high profile vehicles, and so there’s reasonably good security over visibility of what we’re supplying to, and it’s really the capacity for that period of time and then an ongoing partnership with the OEM to make sure that the wheels that they need to put on the vehicles are there when they need to build the vehicle.

John Jannarone:
Makes a lot of sense. Well, Jake, this hour has just flown by. I’m sorry for you folks who’ve got a few more questions in here. In fact, if you do want to get in touch with Jake or the team here, please email us, and we can try to facilitate that. Jake, something I always like to ask as we wrap up here, obviously going public is exciting. We’re a few weeks into the second half of 2023. What are you most looking forward to aside from going public as the year closes out?

Jake Dingle:
Look, I think the announcements of our product or our technology on major vehicles and major vehicle launches is always exciting, so we really enjoy that because it’s an opportunity to see how our product is improving some of the best vehicles in the world, and we are lucky enough to be on some of the best vehicle launches in the world, so we are looking to forward to seeing more of that. I think seeing our factory fill out and the volumes coming through is also really exciting. We’ve got a fantastic team here in Australia, a very sophisticated factory, and I think we have a very steep trajectory ahead of us in terms of production for all these programs that are awarded, as I said, so it will be exciting as well. So announcements of new vehicles, the whole team gets excited about that when our wheels are on them, and just watching the factory start to really build and get to profitability, which really is just driven through volume now. We’ve done a lot of that hard work to set it up. So yeah, we do have a very exciting next 12 to 18 months ahead of us, and obviously looking forward to getting the listing done and being a US-listed company.

John Jannarone:
Well, we’re looking forward to having you here, Jake, and this has been a fantastic discussion. Jared, thank you, too, for co-hosting here. I just want to remind everyone, the easiest place to find the replay is, of course, on our platform, IPO Edge. You can also look up the ticker TRCA on your Bloomberg or Yahoo Finance, and you will find it right there in about an hour or so. That’s Jake Dingle. Jake, thank you so much for joining us. Thanks for everyone, especially those of you who asked questions. This has been a great session.

Jake Dingle:
Thanks, John.

John Jannarone:
Thank you.

Jake Dingle:
Thanks, Jared

ABOUT CARBON REVOLUTION
Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world. For more information, visit carbonrev.com

Information about Proposed Business Combination
As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It
This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended,  is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida
60654.

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No Offer or Solicitation
This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies
This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements
All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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